UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Claire L. Tow
   Three High Ridge Park
   CT, Stamford 06905
2. Issuer Name and Ticker or Trading Symbol
   Citizens Communications Company (CZN)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   5/16/2002
5. If Amendment, Date of Original (Month/Day/Year)
   5/16/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |      |      |    | |                  |   |           |2860.00            |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |32369.00           |D     |Custodian 1                |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |1586.00            |D     |IRA 2                      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |88.00              |D     |Joint w/Spouse             |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |5394022.00         |I     |LLC 3                      |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |16369.00           |I     |Spousal 401(k) 2           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |      |      |    | |                  |   |           |1946.00            |I     |Spousal IRA 2              |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |5/16/ |5/16/ |A   | |150000.00         |A  |           |2558601.00         |I     |Spouse 2                   |
                    |2002  |2002  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Employee Stoc|9.52    |5/16/ 2|5/16/ |A   | |150000.00  |A  |4    |5/15/|Common Stock|150000.|       |150000.00   |I  |Spouse 2    |
k Option (Rig|        |002    |2002  |    | |           |   |     |2012 |            |00     |       |            |   |            |
ht to Buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stoc|9.41    |5/16/ 2|5/16/ |A   | |500000.00  |A  |05/16|05/15|Common Stock|500000.|       |500000.00   |I  |Spouse 2    |
k Option (Rig|        |002    |2002  |    | |           |   |/2002|/2012|            |00     |       |            |   |            |
ht to Buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Formula Plan |10.6212 |1/1/ 20|1/1/ 2|A   | |5000.00    |A  |07/01|01/01|Common Stock|5000.00|       |5000.00     |D  |            |
Options (Righ|        |02     |002   |    | |           |   |/2002|/2012|            |       |       |            |   |            |
t to Buy)    |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Phantom Stock|1 for 1 |1/1/ 20|1/1/ 2|A   | |5000.00    |A  |5    |5    |Common Stock|5000.00|       |33671.56    |D  |            |
 Units       |        |02     |002   |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Phantom Stock|1 for 1 |       |      |    | |           |   |6    |6    |Common Stock|       |       |152227.64   |I  |Spouse 2    |
 Units       |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Reporting Person is custodian for her minor grandchild.
2. Securities held directly by spouse. Reporting Person disclaims any beneficial ownership of securities and any direct or indirect control or voting power over the securities.
3. Shares held directly by Lantern Investment Company LLC. Reporting Person's Spouse is the sole member.
4. Shares vest in four equal annual installments beginning on the first anniversary of the grant.
5. Pursuant to Reporting Person's election to receive a set grant of units for annual retainer fee; units are to be settled after Reporting Person's retirement.
6. Units to be settled the day after Reporting Person's retirement.
SIGNATURE OF REPORTING PERSON
Claire L. Tow
Claire L. Tow by L. Russell Mitten Under Power-of-Attorney